Twelve Seas Investment Company

25/28 Old Burlington Street

Mayfair, London, W1S 3AN

June 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Folake Ayoola

Re:	Twelve Seas Investment Company

Registration Statement on Form S-1

Submitted June 1, 2018

File No. 333-225352

Dear Ms. Ayoola:

Twelve Seas Investment Company (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 14, 2018 regarding the Registration Statement on Form S-1 previously filed on June 1, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.	We note your response to prior comment 4 where you state that EarlyBirdCapital is not committed to accept such shares in lieu of underwriting commissions and you are not committed to issue EarlyBirdCapital such shares until both parties sign the underwriting agreement. Please revise your disclosure throughout the prospectus to indicate the noncommittal nature of the 250,000 shares you may issue to EarlyBirdCapital in the offering.

We have revised the disclosure in the Registration Statement per the Staff’s request.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to reach me at aedelman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Dimitri Elkin
Dimitri Elkin, Chief Executive Officer